

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 8, 2009

Mr. Stuart Ehrlich
Chief Executive Officer
Quamtel, Inc.
14911 Quorum Drive, Suite 140
Dallas, TX 75254

Re: Atomic Guppy, Inc.
Form 10-K/A for Fiscal Year Ended October 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2009
Form 8-K/A dated July 28, 2009
File No. 000-31757

Dear Mr. Ehrlich:

        We have reviewed your response letters dated September 22 and 24, 2009 as well as your amended filings and have the following comments. As noted in our comment letter dated September 4, 2009, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q/A for the quarterly period ended June 30, 2009

Note A – Organization and Description of Business

1.   We note your revised disclosure in response to our prior comment 12. Please explain to us why you disclose you have given effect to the reverse merger as of January 1, 2008 when the transaction did not close until July 28, 2009. Further, clarify for us what extent, if any, you have given effect to the merger.

        • In this regard, we would anticipate WQN's equity section will reflect the recapitalization as an issuance of shares representing the number of shares retained by Atomic Guppy on July 28, 2009 in the next interim report for the period ended September 30, 2009.

- Periods prior to the recapitalization should recast WQN's historical per share activity in the balances sheet and statement of stockholders equity given Atomic Guppy's capital structure adjusting par value as necessary.

- For earnings per share, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization on July 28, 2009 should be the number of shares issued by Atomic Guppy to WQN. For the period from July 28, 2009 to the end of the reporting period, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of the combined entity outstanding. The weighted average number of shares to be used in computing earnings per share would be calculated on the basis of the numbers determined for the two periods.

Note I – Subsequent Event, page 6

2. You indicate in your response to our prior comment 13 that Mr. Ivester is on staff of iTella, the consultant providing services to the company. Please tell us the name of the "key employee" of the Consultant. We note Mr. Invester is disclosed as a related party in Note E – Related Party Transactions. Please expand your disclosure in future filings to provide the disclosures required by SFAS 57 as it relates to the consulting agreement or explain to us why no additional disclosure is required. Further, please disclose the terms under which the agreement may be terminated by the company and the business reason for entering into this long-term consulting arrangement.

General

As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments through correspondence over EDGAR with 10 business days or tell us when you will provide us with a response. You may contact, Donna Di Silvio, Staff Accountant at (202) 551-3202, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief